Kimberly-Clark de México, S.A. de C.V.


SEC MAIL PROCESSING
RECEIVED
JUL 31 2003
WASH. D.C. 155 SECTION

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
Stop 3-2
450 5th. Street NW
Washington DC 20549

Facsimile # (202) 942 9624

Reference: ADR Issuer registered under file # -82-3308
(Ticker: KCDMY)

Ladies and Gentlemen:

Attached please find Kimberly Clark de México S.A. de C.V.'s second quarter 2003 filing to the Mexican Bolsa.
The attached is based on being added under file 82-3308, to the list of foreign private issuers
that claim exemption pursuant to rule 12g-3(2)b under the Securities Act of 1934.

Regards,
Kimberly-Clark de México S.A. de C.V.




03029011

JORGE LARA FLORES
Director of Finance

cc.
File ADR's.
Yxa Bazán (212) 648-5576

PROCESSED
AUG 12 2003
THOMSON FINANCIAL

dlw 8/5

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: KIMBER QUARTER: 2 YEAR: 2003

KIMBERLY - CLARK DE MEXICO S.A DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

AT JUNE 30 OF 2003 AND 2002

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**23,316,942**	100	**23,000,853**	100
2	**CURRENT ASSETS**	**7,370,032**	**32**	**7,603,829**	**33**
3	CASH AND SHORT-TERM INVESTMENTS	1,647,930	7	2,207,406	10
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	4,074,944	17	4,000,408	17
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	189,142	1	161,974	1
6	INVENTORIES	1,458,016	6	1,234,041	5
7	OTHER CURRENT ASSETS	0	0	0	0
8	**LONG-TERM**	**0**	**0**	**0**	**0**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATED	0	0	0	0
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**15,946,910**	**68**	**15,397,024**	**67**
13	PROPERTY	4,712,113	20	4,568,163	20
14	MACHINERY AND INDUSTRIAL	25,805,617	111	23,346,116	102
15	OTHER EQUIPMENT	40,414	0	39,999	0
16	ACCUMULATED DEPRECIATION	15,135,902	65	13,138,334	57
17	CONSTRUCTION IN PROGRESS	524,668	2	581,080	3
18	**DEFERRED ASSETS (NET)**	**0**	**0**	**0**	**0**
19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
20	**TOTAL LIABILITIES**	**13,000,365**	100	**12,745,980**	100
21	**CURRENT LIABILITIES**	**4,448,239**	**34**	**5,445,604**	**43**
22	SUPPLIERS	1,171,815	9	1,245,084	10
23	BANK LOANS	105,528	1	926,087	7
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	144,603	1	267,489	2
26	OTHER CURRENT LIABILITIES	3,026,293	23	3,006,944	24
27	**LONG-TERM LIABILITIES**	**5,733,679**	**44**	**4,699,944**	**37**
28	BANK LOANS	3,733,679	29	4,699,944	37
29	STOCK MARKET LOANS	2,000,000	15	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**2,818,447**	**22**	**2,600,432**	**20**
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**10,316,577**	100	**10,254,873**	100
34	**MINORITY INTEREST**				
35	**MAJORITY INTEREST**	**10,316,577**	**100**	**10,254,873**	**100**
36	**CONTRIBUTED CAPITAL**	**8,724,282**	**85**	**8,802,265**	**86**
37	PAID-IN CAPITAL STOCK (NOMINAL)	9,819	0	9,955	0
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	3,916,487	38	3,994,334	39
39	PREMIUM ON SALES OF SHARES	4,797,976	47	4,797,976	47
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**1,592,295**	**15**	**1,452,608**	**14**
42	RETAINED EARNINGS AND CAPITAL RESERVE	10,445,958	101	10,378,642	101
43	REPURCHASE FUND OF SHARES	2,245,137	22	2,547,328	25
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(12,136,053)	(118)	(12,600,997)	(123)
45	NET INCOME FOR THE YEAR	1,037,253	10	1,127,635	11

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KIMBER** QUARTER: **2** YEAR: **2003**
KIMBERLY - CLARK DE MEXICO S.A DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**1,647,930**	100	**2,207,406**	100
46	CASH	348,849	21	432,934	20
47	SHORT-TERM INVESTMENTS	1,299,081	79	1,774,472	80
18	**DEFERRED ASSETS (NET)**	**0**	100	**0**	100
48	AMORTIZED OR REDEEMED EXPENSES		0	0	0
49	GOODWILL		0	0	0
50	DEFERRED TAXES		0	0	0
51	OTHERS		0	0	0
21	**CURRENT LIABILITIES**	**4,448,239**	100	**5,445,604**	100
52	FOREING CURRENCY LIABILITIES	843,641	19	1,267,364	23
53	MEXICAN PESOS LIABILITIES	3,604,598	81	4,178,240	77
24	**STOCK MARKET LOANS**	**0**	100	**0**	100
54	COMMERCIAL PAPER		0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES		0	0	0
56	CURRENT MATURITIES OF BONDS		0	0	0
26	**OTHER CURRENT LIABILITIES**	**3,026,293**	100	**3,006,944**	100
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	3,026,293	100	3,006,944	100
27	**LONG-TERM LIABILITIES**	**5,733,679**	100	**4,699,944**	100
59	FOREING CURRENCY LIABILITIES	3,733,679	65	3,657,200	78
60	MEXICAN PESOS LIABILITIES	2,000,000	35	1,042,744	22
29	**STOCK MARKET LOANS**	**2,000,000**	100	**0**	100
61	BONDS	2,000,000	100	0	0
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**0**	100	**0**	100
63	OTHER LOANS WITH COST		0	0	0
64	OTHER LOANS WITHOUT COST		0	0	0
31	**DEFERRED LOANS**	**2,818,447**	100	**2,600,432**	100
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	2,818,447	100	2,600,432	100
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**0**	100	**0**	100
68	RESERVES		0	0	0
69	OTHERS LIABILITIES		0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(12,136,053)**	100	**(12,600,997)**	100
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	297,764	2	297,764	2
71	INCOME FROM NON-MONETARY POSITION ASSETS	(12,433,817)	(102)	(12,898,761)	(102)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KIMBER** QUARTER: **2** YEAR: **2003**
KIMBERLY - CLARK DE MEXICO S.A DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
72	WORKING CAPITAL	2,921,793	2,158,225
73	PENSIONS FUND AND SENIORITY PREMIUMS	271,191	273,905
74	EXECUTIVES (*)	0	0
75	EMPLOYERS (*)	2,795	2,744
76	WORKERS (*)	5,311	5,097
77	CIRCULATION SHARES (*)	1,197,662,315	1,214,182,455
78	REPURCHASED SHARES (*)	31,619,740	36,687,311

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

STOCK EXCHANGE CODE: **KIMBER** QUARTER: **2** YEAR: **2003**
KIMBERLY - CLARK DE MEXICO S.A DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2003 AND 2002
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**8,204,421**	100	**7,993,401**	**100**
2	COST OF SALES	4,837,482	59	4,589,523	57
3	**GROSS INCOME**	**3,366,939**	**41**	**3,403,878**	**43**
4	OPERATING EXPENSES	1,124,410	14	1,057,621	13
5	**OPERATING INCOME**	**2,242,529**	**27**	**2,346,257**	**29**
6	TOTAL FINANCING COST	390,243	5	383,666	5
7	**INCOME AFTER FINANCING COST**	**1,852,286**	**23**	**1,962,591**	**25**
8	OTHER FINANCIAL OPERATIONS	(3,106)	0	(3,423)	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**1,855,392**	**23**	**1,966,014**	**25**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	818,139	10	838,379	10
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**1,037,253**	**13**	**1,127,635**	**14**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS OPERATION**	**1,037,253**	**13**	**1,127,635**	**14**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**1,037,253**	**13**	**1,127,635**	**14**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**1,037,253**	**13**	**1,127,635**	**14**
19	NET INCOME OF MINORITY INTEREST				
20	**NET INCOME OF MAJORITY INTEREST**	1,037,253	13	1,127,635	14

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KIMBER** QUARTER: **2** YEAR: **2003**
KIMBERLY - CLARK DE MEXICO S.A DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**8,204,421**	**100**	**7,993,401**	**100**
21	DOMESTIC	7,665,976	93	7,559,176	95
22	FOREIGN	538,445	7	434,225	5
23	TRANSLATED INTO DOLLARS (***)	50,050	1	43,976	1
6	**TOTAL FINANCING COST**	**390,243**	**100**	**383,666**	**100**
24	INTEREST PAID	231,199	59	220,746	58
25	EXCHANGE LOSSES	258,065	66	409,305	107
26	INTEREST EARNED	24,587	6	34,004	9
27	EXCHANGE PROFITS	21,931	6	113,542	30
28	GAIN DUE TO MONETARY POSITION	(52,503)	(13)	(98,839)	(26)
8	**OTHER FINANCIAL OPERATIONS**	**(3,106)**	**100**	**(3,423)**	**100**
29	OTHER NET EXPENSES (INCOME) NET	(3,106)	(100)	(3,423)	(100)
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**818,139**	**100**	**838,379**	**100**
32	INCOME TAX	637,850	78	653,663	78
33	DEFERED INCOME TAX	0	0	0	0
34	WORKERS' PROFIT SHARING	180,289	22	184,716	22
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KIMBER** QUARTER: **2** YEAR: **2003**

KIMBERLY - CLARK DE MEXICO S.A DE C.V.

CONSOLIDATED EARNING STATEMENT

OTHER CONCEPTS

(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	11,964,879	11,917,728
37	NET INCOME OF THE YEAR	1,839,118	1,824,384
38	NET SALES (**)	16,507,898	16,056,993
39	OPERATION INCOME (**)	4,657,607	4,948,301
40	NET INCOME OF MAYORITY INTEREST(**)	2,263,119	2,635,177
41	NET CONSOLIDATED INCOME (**)	2,263,119	2,635,177

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KIMBER** QUARTER: **2** YEAR: **2003**
KIMBERLY - CLARK DE MEXICO S.A DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2003 AND 2002
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**1,037,253**	**1,127,635**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	581,100	570,534
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**1,618,353**	**1,698,169**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(1,086,008)	(336,947)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**532,345**	**1,361,222**
6	CASH FLOW FROM EXTERNAL FINANCING	548,663	126,368
7	CASH FLOW FROM INTERNAL FINANCING	(756,662)	(1,160,889)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(207,999)**	**(1,034,521)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(396,909)**	**(479,723)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(72,563)	(153,022)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	1,720,493	2,360,428
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	1,647,930	2,207,406

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KIMBER** QUARTER: **2** YEAR: **2003**
KIMBERLY - CLARK DE MEXICO S.A DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**581,100**	**570,534**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	581,100	570,534
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	0	0
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(1,086,008)**	**(336,947)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	(270,630)	(81,657)
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(348,041)	17,116
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	0	0
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	(355,772)	(257,302)
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(111,565)	(15,104)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**548,663**	**126,368**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	0	0
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	2,156,399	140,093
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	(1,607,736)	(13,725)
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(756,662)**	**(1,160,889)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	(153,015)	(507,428)
31	(-) DIVIDENS PAID	(603,647)	(653,461)
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(396,909)**	**(479,723)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	0	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(396,909)	(479,723)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	0	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KIMBER** QUARTER: **2** YEAR: **2003**

KIMBERLY - CLARK DE MEXICO S.A DE C.V.

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
	YIELD		
1	NET INCOME TO NET SALES	12.64 %	14.11 %
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	21.94 %	25.70 %
3	NET INCOME TO TOTAL ASSETS (**)	9.71 %	11.46 %
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	25.65 %	21.11 %
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	5.06 %	8.77 %
	ACTIVITY		
6	NET SALES TO NET ASSETS (**)	0.71 times	0.70 times
7	NET SALES TO FIXED ASSETS (**)	1.04 times	1.04 times
8	INVENTORIES ROTATION (**)	7.60 times	7.40 times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	78 days	78 days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	8.26 %	8.68 %
	LEVERAGE		
11	TOTAL LIABILITIES TO TOTAL ASSETS	55.76 %	55.42 %
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.26 times	1.24 times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	35.21 %	38.64 %
14	LONG-TERM LIABILITIES TO FIXED ASSETS	35.95 %	30.53 %
15	OPERATING INCOME TO INTEREST PAID	9.70 times	10.63 times
16	NET SALES TO TOTAL LIABILITIES (**)	1.27 times	1.26 times
	LIQUIDITY		
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.66 times	1.40 times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.33 times	1.17 times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.57 times	0.60 times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	37.05 %	40.54 %
	CASH FLOW		
21	CASH FLOW FROM NET INCOME TO NET SALES	19.73 %	21.24 %
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(13.24) %	(4.22) %
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	2.30 times	6.17 times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	(263.78) %	(12.22) %
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	363.78 %	112.22 %
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	100.00 %	100.00 %

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KIMBER** QUARTER: **2** YEAR: **2003**
KIMBERLY - CLARK DE MEXICO S.A DE C.V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount		QUARTER OF PREVIOUS FINANCIAL YEAR Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 1.88		$ 2.14	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00		$ 0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 1.88		$ 2.14	
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
8	CARRYING VALUE PER SHARE	$ 8.61		$ 8.45	
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.45		$ 0.45	
10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	3.25	times	3.29	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	14.87	times	13.00	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

s44:

	2003
INSUFICIENCIA EN LA ACTUALIZACION DEL CAPITAL CONTABLE	$10,029,957
EFECTO INICIAL DE I.S.R. DIFERIDO	2,106,096
TOTAL	$12,136,053

	2002
INSUFICIENCIA EN LA ACTUALIZACION DEL CAPITAL CONTABLE	$10,494,901
EFECTO INICIAL DE I.S.R. DIFERIDO	2,106,096
TOTAL	$12,600,997

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KIMBER**
KIMBERLY - CLARK DE MEXICO S.A DE C.V.

QUARTER: **2** YEAR: **2003**

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP (2)	TOTAL AMOUNT (Thousands of Pesos)	
				ACQUISITION COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 CRISOBA INDUSTRIAL, S.A. DE C.V.	MANU PROD AL CONSU USO PERS Y DE PAPEL	879,454,097	100.00	2,356,937	2,790,106
2 PAPER PRODUCTS TRADE CORPORATION	COMERCIALIZADORA PROD EN EL EXTRANJERO	3,000,000	100.00	9,381	154,589
3 SERVICIOS EMPRESARIALES SORAN, S.A. DE C.V.	SERVICIOS DE DISTRIBUCION Y ALMACENAJE	200,000	100.00	200	744,629
4 TAXI AEREO DE MEXICO, S.A.	TRANSPORTE AEREO	105,002,055	100.00	105,002	137,849
5 PAPELES DE CALIDAD SAN RAFAEL, S.A. DE C.V	ARRENDAMIENTO DE INMUEBLES Y EQUIPO	18,902,016	100.00	244,101	416,462
6 SIETE SUBSIDIARIAS	ARRENDAMIENTO DE INMUEBLES	1	100.00	300,677	336,457
TOTAL INVESTMENT IN SUBSIDIARIES				**3,016,298**	**4,580,092**
OTHER PERMANENT INVESTMENTS					**0**
TOTAL					**4,580,092**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KIMBER** QUARTER: **2** YEAR: **2003**
KIMBERLY - CLARK DE MEXICO S.A DE C.V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (+) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	1,052,333	127,400	924,933	3,151,476	1,518,883	2,557,526
MACHINERY	8,913,506	2,563,969	6,349,537	16,190,752	10,392,066	12,148,223
TRANSPORT EQUIPMENT	233,652	148,530	85,122	467,707	360,921	191,908
OFFICE EQUIPMENT	0	0	0	0	0	0
COMPUTER EQUIPMENT	0	0	0	0	0	0
OTHER	40,414	24,133	16,281	0	0	16,281
DEPRECIABLES TOTAL	**10,239,905**	**2,864,032**	**7,375,873**	**19,809,935**	**12,271,870**	**14,913,938**
NOT DEPRECIATION ASSETS						
GROUNDS	53,646	0	53,646	454,658	0	508,304
CONSTRUCTIONS IN PROCESS	524,668	0	524,668	0	0	524,668
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**578,314**	**0**	**578,314**	**454,658**	**0**	**1,032,972**
TOTAL	**10,818,219**	**2,864,032**	**7,954,187**	**20,264,593**	**12,271,870**	**15,946,910**

NOTES

STOCK EXCHANGE CODE: **KIMBER**
KIMBERLY - CLARK DE MEXICO S.A DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN

(THOUSANDS OF PESOS)

QUARTER: **2** YEAR: **2003**

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos: Until 1 Year	Denominated In Pesos: More Than 1 Year	National Entities: Current Year	National Entities: Until 1 Year	National Entities: Until 2 Years	National Entities: Until 3 Years	National Entities: Until 4 Years	National Entities: Until 5 Years	Foreign Entities: Current Year	Foreign Entities: Until 1 Year	Foreign Entities: Until 2 Years	Foreign Entities: Until 3 Years	Foreign Entities: Until 4 Years	Foreign Entities: Until 5 Years
BANKS																
OTHER FINANCIAL ENTITIES																
BANAMEX	15/08/2008	1 20	0	0	6,991	6,992	13,983	13,983	13,983	27,965	0	0	0	0	0	0
BONO	01/08/2009	9 33	0	0	0	0	0	0	0	0	0	0	0	0	0	2,615,000
HARTFORD LIFE INSURANCE	15/09/2005	8 68	0	0	0	0	0	0	0	0	0	0	0	523,000	0	0
DEUTSCHE BANK	02/04/2012	1 51	0	0	0	0	0	0	0	0	12,960	12,961	25,921	25,921	25,921	129,603
BANK OF AMERICA	30/09/2011	1 87	0	0	0	0	0	0	0	0	6,731	6,731	13,462	13,462	13,462	60,579
CITIBANK	23/02/2008	2 08	0	0	0	0	0	0	0	0	10,474	10,474	20,948	20,948	20,948	20,948
CITIBANK	23/02/2005	4 30	0	0	0	0	0	0	0	0	3,328	3,328	6,656	0	0	0
CITIBANK	15/12/2003	2 17	0	0	0	0	0	0	0	0	3,976	0	0	0	0	0
CITIBANK	15/12/2003	2 81	0	0	0	0	0	0	0	0	1,046	0	0	0	0	0
DEUTSCHE BANK	20/08/2010	1 56	0	0	0	0	0	0	0	0	9,768	9,768	19,536	19,536	19,536	68,378
TOTAL BANKS			0	0	6,991	6,992	13,983	13,983	13,983	27,965	48,283	43,262	86,523	602,867	79,867	2,894,508
LISTED IN THE MEXICAN STOCK EXCHANGE																
UNSECURED DEBT																
CERTIFICADOS BURSATILES	08/12/2010	7 03	0	750,000	0	0	0	0	0	0	0	0	0	0	0	0
CERTIFICADOS BURSATILES	05/06/2013	8 95	0	1 250,000	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL STOCK EXCHANGE			0	2,000,000	0	0	0	0	0	0	0	0	0	0	0	0
PROVEEDORES																
VARIOS			552,674	0	0	0	0	0	0	0	619,141	0	0	0	0	0
TOTAL SUPPLIERS			552,674	0	0	0	0	0	0	0	619,141	0	0	0	0	0
VARIOS			2,907,321	0	41	0	0	0	0	0	118,931	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			2,907,321	0	41	0	0	0	0	0	118,931	0	0	0	0	0

National Entities = Amortization of Credits in Foreign Currency With National Entities (Thousands Of $), Time Interval. Foreign Entities = Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $), Time Interval.

STOCK EXCHANGE CODE: **KIMBER**

KIMBERLY - CLARK DE MEXICO S.A DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN

(THOUSANDS OF PESOS)

QUARTER: **2** YEAR: **2003**

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $)						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $)					
					Time Interval						Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
OTHER CURRENT LIABILITIES AND OTHER CREDITS																
			3,459,995	2,000,000	7,032	6,992	13,983	13,983	13,983	27,965	786,355	43,262	86,523	602,867	79,867	2,894,508

NOTES

LOS CRÉDITOS SON EN DOLARES AMERICANOS Y SE USO $10.46 POR UN DÓLAR

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KIMBER** QUARTER: **2** YEAR: **2003**

KIMBERLY - CLARK DE MEXICO S.A DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6

CONSOLIDATED
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	50,050	537,283	0	0	537,283
OTHER	15,570	161,793	0	0	161,793
TOTAL	**65,620**	**699,076**			**699,076**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	170,613	1,812,896	0	0	1,812,896
INVESTMENTS	20,152	216,452	0	0	216,452
OTHER	24,704	267,593	0	0	267,593
TOTAL	**215,469**	**2,296,941**			**2,296,941**
NET BALANCE	**(149,849)**	**(1,597,865)**			**(1,597,865)**
FOREING MONETARY POSITION					
TOTAL ASSETS	**421,335**	**4,407,164**	0	0	**4,407,164**
LIABILITIES POSITION	**437,602**	**4,577,320**			**4,577,320**
SHORT TERM LIABILITIES POSITION	80,654	843,641	0	0	843,641
LONG TERM LIABILITIES POSITION	356,948	3,733,679	0	0	3,733,679
NET BALANCE	**(16,267)**	**(170,156)**			**(170,156)**

NOTES

EL TIPO DE CAMBIO UTILIZADO PARA LA CONVERSION DE LA POSICION EN MONEDA EXTRANJERA ES DE $10.46 POR UN DÓLAR.

LAS CIFRAS EN PESOS DE LOS INGRESOS Y EGRESOS ESTAN EXPRESADOS A VALORES HISTÓRICOS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE. **KIMBER** QUARTER: **2** YEAR: **2003**
KIMBERLY - CLARK DE MEXICO S.A DE C.V.

**INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)**

ANNEX 7

**CONSOLIDATED
Final Printing**

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	5,602,988	8,750,660	3,147,672	0.40	12,725
FEBRUARY	5,714,068	8,938,688	3,224,620	0.28	8,957
MARCH	5,772,535	11,209,847	5,437,312	0.63	34,322
APRIL	5,693,242	11,047,524	5,354,282	0.17	9,141
MAY	5,211,082	10,464,044	5,252,962	0.00	(16,950)
JUNE	5,094,178	10,191,838	5,097,660	0.08	4,211
ACTUALIZATION:	0	0	0	0.00	97
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					**52,503**

NOTES

DEBIDO A QUE EL SISTEMA NO ACEPTA NUMEROS NEGATIVOS, EN EL MES DE MAYO SE LE ESTA DANDO VALOR CERO A LA INFLACION, YA QUE SE TUVO INFLACION NEGATIVA DE 0.32

STOCK EXCHANGE CODE: **KIMBER** QUARTER: **2** YEAR: **2003**
KIMBERLY - CLARK DE MEXICO S.A DE C.V.

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
NO APLICA

ACTUAL SITUATION OF FINANCIAL LIMITED
NO APLICA

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

STOCK EXCHANGE CODE: **KIMBER** QUARTER: **2** YEAR: **2003**
KIMBERLY - CLARK DE MEXICO S.A DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9 **CONSOLIDATED**
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
PLANTA BAJIO	PROD.CONS.Y PAPEL PARA ESCRITURA E IMPRESION	0	0
PLANTA NAUCALPAN	PROD. CONS. Y PAPEL PARA ESCRITURA E IMPRESION	0	0
PLANTA ORIZABA	PROD. CONS., PAPEL PARA ESCRITURA E IMP. Y PULPA	0	0
PLANTA RAMOS ARIZPE	PROD.AL CONSUMIDOR	0	0
PLANTA TLAXCALA	PROD.AL CONSUMIDOR	0	0
PLANTA PROSEDE	PROD.AL CONSUMIDOR	0	0
PLANTA ECATEPEC	PROD.AL CONSUMIDOR	0	0
PLANTA TEXMELUCAN	PROD.INSTITUCIONALES	0	0
PLANTA SAN RAFAEL	PAPEL PARA ESCRITURA E IMPRESION	0	0
PLANTA MORELIA	PROD. CONS., PAPEL PARA ESCRITURA E IMP. Y PULPA	0	0

NOTES

LA CAPACIDAD INSTALADA Y EL PORCENTAJE DE UTILIZACION VARIA SEGÚN LA PRODUCCIÓN.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KIMBER** QUARTER: **2** YEAR: **2003**
KIMBERLY - CLARK DE MEXICO S.A DE C.V.

MAIN RAW MATERIALS

ANNEX 10 **CONSOLIDATED**
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
POLIETILENO	NEPSA,POLYCEL, CONVERTIDORA				
QUIMICOS	HERCULES MEXICO				
CART. Y CORRUGADOS	SCPM, ENVASES Y EMPAQUES				
SOSA Y CLORO	PENWALT				
MADERA	EJIDOS Y ASERRADEROS				
FIBRA DE BAGAZO	INGENIOS AZUCAREROS				
FIBRA PARA RECICLAR	RECYCLE, REPACSA, ECOFIBRAS				
ADHESIVOS	NATIONAL				
CINTAS Y ELASTOMEROS	3M, FILAMENTOS ELASTOMERICOS				
ALMIDONES	IND. DEL MAIZ, ARANCIA				
CAOLINES	TECNICA OMYA	CELULOSA DE MADERA	GEORGIA PACIFIC, IFP, ARACRUZ		
		FIBRA P/RECICLAR Y RECICLADA	ACCO WASTE, SMURFIT RECYCLING		
		POLIACRILATO DE SODIO	STOCKHAUSEN, DOW		
		FIBRA DE POLIPROPILENO	KOSA, FIBER VISIONS		

NOTES

STOCK EXCHANGE CODE: **KIMBER**
KIMBERLY - CLARK DE MEXICO S.A DE C.V.

QUARTER: **2** YEAR: **2003**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
PROD. AL CONSUMIDOR		0	0	5,853,846			
PAPEL Y EDUCACIONAL		0	0	1,812,130			
TOTAL				7,665,976			

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
INFORMACION TOTAL		0	0	538,445			
TOTAL				538,445			

NOTES

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : **2002** 9,042,731

Number of shares Outstanding at the Date of the NFEA: 1,248,223,065

(Units)

[ ] ARE THE FIGURES FISCALLY AUDITED?

[X] ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 30 OF JUNIO OF 2003

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PROF	0
- DETERMINED WORKER	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD

(Present year Information)

NFEA BALANCE TO 30 OF JUNIO OF 2003 9,153,526

Number of shares Outstanding at the Date of the NFEA: 1,240,988,565

(Units)

STOCK EXCHANGE CODE: **KIMBER** QUARTER: **1** YEAR: **1997**

KIMBERLY - CLARK DE MEXICO S.A DE C.V.

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

MODIFICATION BY COMPLENTARY	
NFEA BALANCE TO DECEMBER 31st OF : **2000**	
Number of shares Outstanding at the Date of the NFEA :	0
(Units)	0

STOCK EXCHANGE CODE: KIMBER QUARTER: 2 YEAR: 2003

KIMBERLY - CLARK DE MEXICO S.A DE C.V.

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **2002**	1,068,058
Number of Shares Outstanding at the Date of the NFEAR: (Units)	1,248,223,065

[ ] ARE FIGURES FISCALLY AUDITED?

[X] ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
II	A,B,T	1,240,988,565.00	03/04/2003	559,249.00
I	T	1,243,379,865.00	26/03/2003	31,127.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 30 OF JUNIO OF 2003

FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **30** OF JUNIO OF 2003	456,703
Number of shares Outstanding at the Date of the NFEAR (Units)	1,240,988,565

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000	0
Number of shares Outstanding at the Date of the NFEAR (Units)	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KIMBER** QUARTER: **2** YEAR: **2003**

KIMBERLY - CLARK DE MEXICO S.A DE C.V.

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A		5	378,926,470	243,961,405	622,887,875		663	4,444
B		5	307,143,530	267,630,910		574,774,440	538	4,174
TOTAL			**686,070,000**	**511,592,315**	**622,887,875**	**574,774,440**	**1,201**	**8,618**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION :
1,197,662,315

SHARES PROPORTION BY :

CPO'S : 0
UNITS : 0
ADRS's : 0
GDRS's : 0
ADS's : 5 ACCIONES DE LA SERIE A CORRESPONDEN A UN ADS
GDS's : 0

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER
A	105,651,296	27.74000	27.95000
B	64,294,385	26.56000	27.05000

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KIMBER** QUARTER: **2** YEAR: **2003**
KIMBERLY - CLARK DE MEXICO S.A DE C.V.

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1** OF **JANUARY** TO **30** OF **JUNE** OF **2003** AND **2002** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR

ING. CLAUDIO X. GONZALEZ LAPORTE
DIR. GRAL. Y PRESIDENTE DEL CONS. ADMON.

C.P. JORGE LARA FLORES
DIRECTOR DE FINANZAS

MEXICO, D.F., AT JULY 17 OF 2003

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: KIMBER | FECHA: 17/07/2003 18:24

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL:	KIMBERLY - CLARK DE MEXICO S.A DE C.V.
DOMICILIO:	JOSE LUIS LAGRANGE 103 3° PISO
COLONIA:	LOS MORALES POLANCO
C. POSTAL:	11510
CIUDAD Y ESTADO:	MEXICO ,D.F.
TELEFONO:	52 82 73 00
FAX:	52 82 72 72 — AUTOMATICO: X
E-MAIL:	rpayne@kcc.com
DIRECCION DE INTERNET:	www.kimberly-clark.com.mx

DATOS FISCALES DE LA EMISORA

RFC EMPRESA:	KCM810226DEA
DOMICILIO FISCAL:	JOSE LUIS LAGRANGE 103 3° PISO
COLONIA:	LOS MORALES POLANCO
C. POSTAL:	11510
CIUDAD Y ESTADO:	MEXICO ,D.F.

RESPONSABLE DE PAGO

NOMBRE:	LIC. SERGIO CAMACHO CARMONA
DOMICILIO:	JOSE LUIS LAGRANGE 103 2° PISO
COLONIA:	LOS MORALES POLANCO
C. POSTAL:	11510
CIUDAD Y ESTADO:	MEXICO ,D.F.
TELEFONO:	52 82 72 02
FAX:	52 82 73 82
E-MAIL:	scamacho@kcc.com

DATOS DE LOS FUNCIONARIOS

PUESTO BMV:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
NOMBRE:	ING. CLAUDIO X. GONZALEZ LAPORTE
DOMICILIO:	JOSE LUIS LAGRANGE 103 4° PISO
COLONIA:	LOS MORALES POLANCO
C. POSTAL:	11510
CIUDAD Y ESTADO:	MEXICO, D.F.
TELEFONO:	52 82 73 08
FAX:	52 82 73 48
E-MAIL:	marcela.ortiz@kcc.com

PUESTO BMV:	DIRECTOR GENERAL
PUESTO:	DIRECTOR GENERAL
NOMBRE:	ING. CLAUDIO X. GONZALEZ LAPORTE
DOMICILIO:	JOSE LUIS LAGRANGE 103 4° PISO
COLONIA:	LOS MORALES POLANCO
C. POSTAL:	11510

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: KIMBER | FECHA: 17/07/2003 18:24

CIUDAD Y ESTADO:	MEXICO, D.F
TELEFONO:	52 82 73 08
FAX:	52 82 73 48
E-MAIL:	marcela.ortiz@kcc.com

PUESTO BMV:	DIRECTOR DE FINANZAS
PUESTO:	DIRECTOR DE FINANZAS
NOMBRE:	C.P. JORGE LARA FLORES
DOMICILIO:	JOSE LUIS LAGRANGE 103 2° PISO
COLONIA:	LOS MORALES POLANCO
C. POSTAL:	11510
CIUDAD Y ESTADO:	MEXICO, D.F.
TELEFONO:	52 82 72 07
FAX:	52 82 73 42 52 82 72 18 EXT. 7207
E-MAIL:	jorge.lara@kcc.com

PUESTO BMV:	RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	DIRECTOR DE FINANZAS
NOMBRE:	C.P. JORGE LARA FLORES
DOMICILIO:	JOSE LUIS LAGRANGE 103 2° PISO
COLONIA:	LOS MORALES POLANCO
C. POSTAL:	11510
CIUDAD Y ESTADO:	MEXICO, D.F.
TELEFONO:	52 82 72 07
FAX:	52 82 73 42 52 82 72 18 EXT. 7207
E-MAIL:	jorge.lara@kcc.com

PUESTO BMV:	SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	CONTRALOR FINANCIERO
NOMBRE:	C.P. FERNANDO VERGARA ROSALES
DOMICILIO:	JOSE LUIS LAGRANGE 103 3° PISO
COLONIA:	LOS MORALES POLANCO
C. POSTAL:	11510
CIUDAD Y ESTADO:	MEXICO, D.F
TELEFONO:	52 82 72 34
FAX:	52 82 73 71
E-MAIL:	fvergara@kcc.com

PUESTO BMV:	RESPONSABLE DEL AREA JURIDICA
PUESTO:	SUBDIRECTOR DE ASUNTOS JURIDICOS
NOMBRE:	LIC. HUMBERTO ESCOTO ZUBIRAN
DOMICILIO:	JOSE LUIS LAGRANGE 103 4° PISO
COLONIA:	LOS MORALES POLANCO
C. POSTAL:	11510
CIUDAD Y ESTADO:	MEXICO, D.F.
TELEFONO:	52 82 72 39
FAX:	52 82 72 18 EXT. 7239
E-MAIL:	hescoto@kcc.com

PUESTO BMV:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
NOMBRE:	LIC. ALBERTO SAAVEDRA OLAVARRIETA

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: KIMBER FECHA: 17/07/2003 18:24

DOMICILIO: CAMPOS ELISEOS N° 345 3° PISO EDIFICIO OMEGA
COLONIA: CHAPULTEPEC POLANCO
C. POSTAL: 11560
CIUDAD Y ESTADO: MEXICO, D.F.
TELEFONO: 52 79 54 33 52 79 54 00
FAX: 52 80 62 26
E-MAIL: asaavedra@s-s.com.mx

PUESTO BMV: RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO: SUBDIRECTOR DE FINANZAS
NOMBRE: LIC. ROBERT PAYNE MCDERMENT
DOMICILIO: JOSE LUIS LAGRANGE 103 2° PISO
COLONIA: LOS MORALES POLANCO
C. POSTAL: 11510
CIUDAD Y ESTADO: MEXICO, D.F.
TELEFONO: 52 82 72 04
FAX: 52 82 73 82
E-MAIL: rpayne@kcc.com

PUESTO BMV: ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO: DIRECTOR DE FINANZAS
NOMBRE: C.P. JORGE LARA FLORES
DOMICILIO: JOSE LUIS LAGRANGE 103 2° PISO
COLONIA: LOS MORALES POLANCO
C. POSTAL: 11510
CIUDAD Y ESTADO: MEXICO, D.F.
TELEFONO: 52 82 72 07
FAX: 52 82 73 42 52 82 72 18 EXT. 7207
E-MAIL: jorge.lara@kcc.com

PUESTO BMV: ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO: DIRECTOR DE FINANZAS
NOMBRE: C.P. JORGE LARA FLORES
DOMICILIO: JOSE LUIS LAGRANGE 103 2° PISO
COLONIA: LOS MORALES POLANCO
C. POSTAL: 11510
CIUDAD Y ESTADO: MEXICO, D.F.
TELEFONO: 52 82 72 07
FAX: 52 82 73 42 52 82 72 18 EXT. 7207
E-MAIL: jorge.lara@kcc.com